Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
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eschwartz@graubard.com

June 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Elong Power Holding Limited
Amendment No. 1 to
Draft Registration Statement on Form F-4
Submitted May 28, 2024
CIK No. 0002015691

Ladies and Gentlemen:

On behalf of Elong Power Holding Limited (the “Company”), we hereby respond as follows to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 11, 2024, relating to the above-referenced draft Registration Statement on Form F-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth on the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your revisions in response to prior comment 5. Please revise your disclosure on the cover page to state that New Elong will be a “controlled company” under Nasdaq rules.

We have revised the disclosure on the cover page as requested.

GRAUBARD MILLER

Securities and Exchange Commission
June 26, 2024
Page 2

Summary of the Proxy Statement/Prospectus

Regulatory Matters

PRC approvals of and the filing required for the Business Combination, page 32

2.	We note the changes you made to your disclosure in response to prior comment 1 appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise your disclosure accordingly. In addition, please make similar revisions to your disclosure in Risk Factors on page 60.

In accordance with the guidance in “Sample Letters to China-Based Companies,” we have revised the Registration Statement to disclose that the PRC government may exert control over operations of Elong’s business and the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice, as follows:

●	on the cover page,

●	on page 32 (“Summary of the Proxy Statement/Prospectus”), and

GRAUBARD MILLER

Securities and Exchange Commission
June 26, 2024
Page 3

●	on page 60 (“Risk Factors—Risks Related to Doing Business in China — Because substantially all of Elong’s operations are in China, Elong’s, and following the consummation of the Business Combination, New Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. Elong’s business is subject to the PRC legal and operational environment, which may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong” and “Risk Factors—Risks Related to Doing Business in China — The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of Elong Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s, and following the consummation of the Business Combination, New Elong’s business, results of operations, financial condition, and the value of New Elong’s securities”).

3.	In this section, disclose each permission or approval that Elong or its subsidiaries are required to obtain from Chinese authorities to operate its business and to offer the securities being registered to foreign investors. State whether Elong or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve its operations, and state affirmatively whether Elong has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if Elong or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We have revised the disclosure on the permissions and approvals that Elong or its subsidiaries are required to obtain from Chinese authorities to operate its business and to offer the securities, as follows:

●	on page 32 (“Summary of the Proxy Statement/Prospectus—Regulatory Matters—PRC approvals of and the filing required for the Business Combination”), and

●	on pages 114-116 (“Proposal No. 1: The Business Combination Proposal — Regulatory Matters”).

GRAUBARD MILLER

Securities and Exchange Commission
June 26, 2024
Page 4

The approval of and the filing with the CSRC may be required in connection with the Business Combination..., page 61

4.	Please revise your disclosure to provide how investors will be notified of the approval or other changes in status relating to your Trial Administrative Measures application.

We respectfully advise the Staff that Elong completed the CSRC filing on June 17, 2024. Accordingly, we have revised the Registration Statement to disclose that the result of the CSRC filing has been published on CSRC’s official website (http://www.csrc.gov.cn/csrc/c105984/c7487652/ content.shtml), as follows:

●	on the cover page,

●	on page 32 (“Summary of the Proxy Statement/Prospectus—Regulatory Matters—PRC approvals of and the filing required for the Business Combination”),

●	on page 61 (“Risk Factors—Risks Related to Doing Business in China —The approval of and the filing with the CSRC may be required in connection with the Business Combination and Elong’s future offering under PRC laws. As a result, Elong’s future offering may be contingent upon the completion of such filing procedures, and Elong cannot predict whether Elong will be able to obtain such approval or complete such filing in a timely manner, or even at all”), and

●	on page 114 and 116 (“Proposal No. 1: The Business Combination Proposal — Regulatory Matters”).

Certain Unaudited Elong Prospective Financial Information, page 102

5.	We note your response to prior comment 15 stating that your projected revenue was not in line with historical trends and reissue comment 15 in part. Please revise your disclosure to clearly provide your reasoning as to why the change in trends is appropriate or assumptions are reasonable.

We have revised the disclosure on page 102 of the Registration Statement, as requested.

Second Amended and Restated Articles of Association

Exclusive Forum, page C-34

6.	We note that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Please revise to disclose this provision in the proxy statement/prospectus. Describe any risks or impacts on investors and address any uncertainty about enforceability of the provision.

We have revised the disclosure on pages 56, 122-123, 205 and 210 of the Registration Statement, as requested.

*************

GRAUBARD MILLER

Securities and Exchange Commission
June 26, 2024
Page 5

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc.	Xiaodan Liu, Chief Executive Officer